Exhibit 99.1

China Index Holdings Announces Settlement Deeds with Convertible Notes Holders

BEIJING, September 28, 2021 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, announces that it has entered into settlement deeds (the “Settlement Deeds”) with Fang Holdings Limited (“Fang”) and Fang’s convertible notes holders, namely (1) Safari Group CB Holdings Limited, (2) IDG Ultimate Global Limited, (3) Quartz Fortune Limited, (4) Velda Power Limited, and (5) Fountain II Limited, in relation to the convertible notes issued by Fang in 2015 (the “Convertible Notes”), on (1) June 25, 2021, (2) August 20, 2021, (3) August 20, 2021, (4) August 20, 2021, and (5) September 22, 2021, respectively.

On November 13, 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands against Fang by certain shareholders of Fang. As a result of the winding-up petition and pursuant to the terms of the Convertible Notes, the outstanding principal of, and accrued and unpaid interest on the Convertible Notes, which were originally due in 2022, became due and payable on December 13, 2020. As previously disclosed in the Company’s Form 12b-25 filed with the SEC on May 3, 2021, the Company is liable for the payment obligations under the Convertible Notes pursuant to the guarantee the Company provided to the Convertible Notes holders in connection with the Company’s separation from Fang on June 11, 2019.

Pursuant to the Settlement Deeds, the Company and Fang will each bear half and together repay the Convertible Notes holders 50% of the outstanding principal under the Convertible Notes and accrued interest on September 30, 2021 and the remaining 50% and accrued interest on December 31, 2021, in full and final settlement of Fang’s indebtedness under the Convertible Notes. Accordingly, the Company will repay a total of US$84,313,094 to the Convertible Notes holders by December 31, 2021.

Separately, the Company entered into a supplemental agreement with Fang on September 24, 2021, pursuant to which Fang has agreed to repay the Company the US$84,313,094 borne by the Company under the Settlement Deeds by December 31, 2023.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the pending winding-up petition against Fang and any related matters, and the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com